UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant    ☐

Filed by a Party other than the Registrant    ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

VULCAN MATERIALS COMPANY

(Name of Registrant as Specified in its Charter)

MARTIN MARIETTA MATERIALS, INC.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

EXPLANATORY NOTE

On April 25, 2012, Martin Marietta Materials, Inc. (“Martin Marietta”) filed its definitive proxy statement (the “Martin Marietta Definitive Proxy Statement”) in connection with Vulcan Materials Company’s (“Vulcan”) 2012 annual meeting of shareholders (the “2012 Annual Meeting”). At time of the filing of the Martin Marietta Definitive Proxy Statement, Vulcan had not yet filed its definitive proxy statement for the 2012 Annual Meeting.

Vulcan filed its definitive proxy statement in connection with the 2012 Annual Meeting (the “Vulcan Definitive Proxy Statement”) on April 27, 2012. The following information is being provided to update the Martin Marietta Definitive Proxy Statement solely to reflect the Vulcan Definitive Proxy Statement:

•

To the extent that the Martin Marietta Definitive Proxy Statement refers to information contained in the “Vulcan proxy statement” (and excluded from the Martin Marietta Definitive Proxy Statement) shareholders should refer to the Vulcan Definitive Proxy Statement, including with respect to:

-	Proposal 2 – Advisory Vote on Executive Compensation (including the compensation disclosure on pages 50-80 of the Vulcan Definitive Proxy Statement);

-	Proposal 3 – Ratification of Selection of Deloitte & Touche LLP;

-	Proposal 4 – Advisory Shareholder Proposal – Adoption of Majority Voting Standard in the Election of Directors;

-	Proposal 5 – Advisory Shareholder Proposal – Board Declassification; and

-	Proposal 6 – Advisory Shareholder Proposal – Elimination of Super-majority Voting.

•

According to the Vulcan Definitive Proxy Statement, to be eligible for consideration for inclusion in Vulcan’s proxy statement and form of proxy for Vulcan’s 2013 annual meeting of shareholders, shareholder proposals must be received by Vulcan at its principal office no later than December, 28, 2012.

Important Additional Information

In connection with the solicitation of proxies for Vulcan’s 2012 annual meeting of shareholders (the “Vulcan Meeting”), Martin Marietta filed a definitive proxy statement on April 25, 2012 (as supplemented, the “Vulcan Meeting Definitive Proxy Statement”) with the SEC. The Vulcan Meeting Definitive Proxy Statement and accompanying proxy card will be mailed to the shareholders of Vulcan. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE VULCAN MEETING DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (203) 658-9400).

Martin Marietta, its directors and executive officers and the individuals nominated by Martin Marietta for election to Vulcan’s Board of Directors are participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta, its directors and executive officers are participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 initially filed by Martin Marietta on December 12, 2011 with the SEC, the proxy statement for Martin Marietta’s 2012 annual meeting of shareholders, filed with the SEC on April 18, 2012, and the Vulcan Meeting Definitive Proxy Statement, as applicable.